STET HELLAS ORDINARY GENERAL MEETING OF SHAREHOLDERS APPROVES
DIVIDEND DISTRIBUTION

ATHENS, April 22, 2004 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the Ordinary General Meeting of the company’s shareholders held today, approved the Board of Directors’ proposal for the distribution of dividends for the year ended December 31, 2003.

According to the relevant decision of the Ordinary General Meeting, the net cash dividend per share for the 2003 financial year will be € 0.10. Registered holders of STET Hellas shares on May 6, 2004 will be entitled to the dividend payment. The dividend payment date has been set to May 28, 2004.

Dividends to holders of ADR’s will be distributed in accordance with the provisions of the Depository Agreement between STET Hellas and the Bank of New York and dividends to holders of DDR’s will be distributed in accordance with the provisions of the Depositary Agreement between STET Hellas and N.V. Algemeen Nederlands Trustkantoor (ANT).

“We are pleased to distribute a stable dividend of €0.10 per share thus delivering, for a third year in a row, a tangible return to our shareholders for the 2003 financial year,” said Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “More importantly however, we remain committed to continue building value for our shareholders in a rigorous market environment, by leveraging on the fundamental strength of our company and consistently investing in our future growth.”

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Investor Relations:  Rania Bilalaki.   Tel:  +30 210 615 8585.   ir@tim.com.gr.   www.tim.com.gr/en/ir.cfm.

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe and its TIM brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.